Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 14 DATED JULY 28, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Mezzanine Loan – NexMetro Lakeridge Member, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,951,001 (the “Lakeridge Mezzanine Loan”). Approximately $418,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Lakeridge Member, LLC, a Delaware limited liability company (“Lakeridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of Debbie Lane and State Highway 360, Arlington, TX (the “Lakeridge Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to Lakeridge Mezzanine Loan increasing the maximum principal balance to $10,755,419. Lakeridge Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Lakeridge Member.

The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Lakeridge Mezzanine Loan, aggregate with the Lakeridge Senior Loan, is 80.6%. The LTC ratio is the amount of the Lakeridge Senior Loan plus the amount of the Lakeridge Mezzanine Loan, divided by the total anticipated cost to construct the Lakeridge Property.